FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated October 25, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: October 25, 2004

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated October 25, 2004.

EXHIBIT 10.1

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES RECORD RESULTS

* Record Quarterly revenues of $17.6 million

* Record Quarterly profit of $3.6 million or $0.19 per diluted share

Tel Aviv, Israel, October 25, 2004 — Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring the availability, performance and security of networked applications across the enterprise, today reported its twelfth consecutive quarter of growth in revenues with record revenues of $17.6 million for the third quarter of 2004, an increase of 25% compared with revenues of $14.0 million for the third quarter of 2003, and a sequential increase of 8% vs. $16.3 million revenues for the second quarter of 2004.

Net profit for the third quarter of 2004 was $3.6 million, an increase of 96% compared with net profit of $1.9 million in the third quarter of 2003 and a sequential increase of 19% vs. net profit of $3.0 million in the second quarter of 2004.

Diluted net earnings per share for the third quarter of 2004 were $0.19, compared to $0.10 in the third quarter of 2003 and $0.16 in the second quarter of 2004.

The Company continued to maintain a positive operational cash flow, and in the third quarter of 2004 generated cash in the amount of $4.0 million, leading it to a balance of $149.2 million in cash, short-term and long-term bank deposits and marketable securities.

“We are pleased with our strong results and accelerated growth”, said Roy Zisapel, President and CEO, Radware. “Our strong earnings attest to the momentum we established with carriers and enterprises worldwide.”

During the quarter ended September 30, 2004, Radware released the following significant announcements:

•

St.George Bank Deploys Radware for Guaranteed Application Availability, Performance and Security

•

Radware Raises Guidance For Third Quarter Results

•

Radware Highlights Five Year Anniversary of NASDAQ Trading by Opening the NASDAQ Market

•

F5 Networks and Radware Settle Cookie Persistence Patent Lawsuit

•

Windows IT Pro Names Radware WSD Reader's Choice Award Winner

•

Radware Partners with Oracle to Deliver Optimized and Secure Enterprise Applications

•

Radware Introduces its Next Generation SynApps Architecture

•

Ace Hardware Eliminates Downtime with Radware Application Infrastructure Solution

•

Radware Files Patent Infringement Lawsuit Against F5 Networks

Company management will host a quarterly investor conference call at 8:45 AM (EDT) on October 25, 2004. The call will focus on financial results for the quarter ended September 30, 2004, and certain other matters related to the Company’s business.

The conference call will be webcast on October 25, 2004 at 8:45 AM (EDT) in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the complete security, maximum performance and full availability of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry, meeting application needs at every critical point across the network, including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at

www.radware.com.

###

This press release contains forward-looking statements.  Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: market demand for the Company’s products, successful implementation of the Company’s products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the Company’s SEC filings.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2003	September 30, 2004
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	31,771	26,804
Short-term bank deposits	-	64,243
Short-term marketable securities	31,111	18,849
Trade receivables, net	9,690	11,654
Other receivables and prepaid expenses	1,089	1,835
Inventories	2,998	3,583
	76,659	126,968
Long-term investments
Long-term bank deposits	72,017	9,661
Long-term marketable securities	4,122	29,680
Severance pay funds	1,435	1,730
	77,574	41,071

Property and equipment, net	3,479	3,720
Other assets, net	402	1,003
Total assets	158,114	172,762

Current liabilities
Trade payables	4,285	3,897
Deferred revenues, other payables and accrued expenses	11,897	14,343
	16,182	18,240

Accrued severance pay	1,625	2,070
Minority interest	61	-
Total liabilities	17,868	20,310

Shareholders’ equity
Share capital	439	448
Additional paid-in capital	138,552	141,268
Accumulated other comprehensive loss	(38)	10
Retained earnings	1,293	10,726
Total shareholders’ equity	140,246	152,452
Total liabilities and shareholders' equity	158,114	172,762

Condensed Consolidated Statements Of Operations
(U.S. Dollars In thousands, except share and per share data)
	For the Three months ended September 30, 2003	For the Three months ended September 30, 2004	For the Nine months ended September 30, 2003	For the Nine months ended September 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	14,014	17,572	39,775	49,392
Cost of revenues	2,520	3,130	7,151	8,789
Gross profit	11,494	14,442	32,624	40,603
Research and development	2,147	2,660	6,189	7,464
Sales and marketing	7,329	7,989	22,234	23,496
General and administrative	1,048	1,192	3,108	3,250
Total operating expenses	10,524	11,841	31,531	34,210
Operating income	970	2,601	1,093	6,393
Financial income, net	919	1,137	2,832	3,212
Income before taxes on income	1,889	3,738	3,925	9,605
Taxes on income	-	113	-	206
Income after taxes on income	1,889	3,625	3,925	9,399
Minority interest in losses (earnings) of a subsidiary	(39)	-	(73)	34
Net income	1,850	3,625	3,852	9,433

Basic net earnings per share	$ 0.11	$ 0.20	$ 0.23	$ 0.53
Weighted average number of shares used to compute basic net earnings per share	17,181,665	18,055,063	17,094,728	17,912,380

Diluted net earnings per share	$ 0.10	$ 0.19	$ 0.21	$ 0.48
Weighted average number of shares used to compute diluted net earnings per share	19,150,890	19,399,481	18,287,744	19,684,063